Exhibit 99.1

Subsea 7 S.A. announces details of incentive schemes
and share related awards

Luxembourg – August 12, 2011 - Subsea 7 S.A. (Oslo Børs: SUBC) (the “Company”) in accordance with the Oslo Børs rules, today announces the details of awards under its 2009 Long-Term Incentive Plan (the “Plan”) approved by the Board on August 9, 2011.

The Company has made awards over 537,500 performance shares, subject to the Plans’ performance conditions, in conjunction with which  331,000 will be transferred to an Employee Benefit Trust at the closing share price on the Oslo Børs today, August 12, 2011 from Treasury Shares held indirectly by Subsea 7 Investing (Bermuda) Limited.

The following Primary Insiders were awarded performance shares under the Plan and subsequently hold the following shares and options over shares:

		Performance Shares Awarded	Total Performance Shares(a)	Total Owned Shares	Total Restricted Shares(a)	Total Options
Jean Cahuzac	Chief Executive Officer	35,000	105,000	74,858	Nil	100,000
Simon Crowe	Chief Financial Officer	15,000	59,000	17,703	Nil	Nil
Keith Tipson	Executive VP – HR	10,000	42,000	13,836	Nil	61,500

(a) Total performance and restricted shares held represent the maximum award assuming all conditions are met.

This message is submitted on behalf of the Company and Subsea 7 Investing (Bermuda) Limited, as well as the named Primary Insiders.

*********************************************************************************************************************************************************************************
Subsea 7 S.A. is a seabed-to-surface engineering, construction and services contractor to the offshore energy industry worldwide.
We provide integrated services, and we plan, design and deliver complex projects in harsh and challenging environments.

*********************************************************************************************************************************************************************************

Contact:
Karen Menzel
Subsea 7 S.A.
+44 (0)20 8210 5568
karen.menzel@subsea7.com
www.subsea7.com

If you no longer wish to receive our press releases please contact: karen.menzel@subsea7.com

Forward-Looking Statements: Certain statements made in this announcement may include “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the US Securities Exchange Act of 1934. These statements may be identified by the use of words like “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “forecast,” “project,” “will,” “should,” “seek,” and similar expressions. The forward-looking statements reflect our current views and assumptions and are subject to risks and uncertainties.  The following factors, and others which are discussed in our public filings and submissions with the U.S. Securities and Exchange Commission, are among those that may cause actual and future results and trends to differ materially from our forward-looking statements: our ability to recover costs on significant projects; the general economic conditions and competition in the markets and businesses in which we operate; our relationship with significant clients; the outcome of legal proceedings or governmental enquiries; uncertainties inherent in operating internationally; the timely delivery of ships on order and the timely completion of ship conversion programmes; the impact of laws and regulations; and operating hazards, including spills and environmental damage. Many of these factors are beyond our ability to control or predict.  Given these factors, you should not place undue reliance on the forward-looking statements.